UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                 SCHEDULE 14F-1
                              INFORMATION STATEMENT
                         PURSUANT TO SECTION 14F OF THE
                         SECURITIES EXCHANGE ACT OF 1934
                            AND RULE 14F-1 THEREUNDER

                           THE ENCHANTED VILLAGE, INC.
        (Exact name of registrant as specified in its corporate charter)

          Delaware                      000-11991                 30-0091294
(State or other jurisdiction of   (Commission File Number)     (I.R.S. Employer
incorporation or organization)                               Identification No.)

                       936A Beachland Boulevard, Suite 13
                              Vero Beach, FL 32963
                    (Address of principal executive offices)

                                 (772) 231-7544
                           (Issuer's Telephone Number)

                           THE ENCHANTED VILLAGE, INC.
                            (A Delaware Corporation)

                                 SCHEDULE 14F-1
                              INFORMATION STATEMENT
                         PURSUANT TO SECTION 14F OF THE
                         SECURITIES EXCHANGE ACT OF 1934
                            AND RULE 14F-1 THEREUNDER

                                 April 19, 2004

NO VOTE OR OTHER ACTION OF THE COMPANY'S STOCKHOLDERS IS REQUIRED IN CONNECTION WITH THIS INFORMATION STATEMENT. NO PROXIES ARE BEING SOLICITED AND YOU ARE NOT
                          TO SEND THE COMPANY A PROXY.

      This Information Statement is being furnished to all holders of record at the close of business on April 15, 2004, of shares of $0.002 par common stock ("Common Stock") of The Enchanted Village, Inc., a Delaware corporation (the "Company"), in accordance with the requirements of Section 14(f) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and Securities and Exchange Commission (the "Commission") Rule 14f-1. As of such date, and immediately prior to the closing of the Transaction (as that term is defined below), the Company had 4,982,200 shares of Common Stock issued and outstanding, all of which shares are entitled to one vote per share on all matters for which shareholders are entitled to vote. The anticipated mailing date is April 21, 2004.

                                  INTRODUCTION

      This statement pursuant to Section 14(f) of the Securities Exchange Act of 1934, as amended (the "Statement"), is being circulated to the stockholders of The Enchanted Village, Inc., a Delaware corporation (the "Company"), in connection with the Board of Directors of the Company approving on April 1, 2004 the execution of a Share Exchange Agreement dated April 2, 2004 (the "Agreement") among the Company and Keating Reverse Merger Fund, LLC as the principal shareholder (the "Shareholder") of the Company on the one hand, and Xiao Ping Zhang, Xiao Feng Zhang and Shuping Chi as the selling shareholders ("Sellers") and Fairford Holdings Limited, a Hong Kong limited liability corporation ("Fairford") on the other hand.

      Fairford owns 90% of the capital stock of Ruili Group Ruian Auto Parts Co., Ltd, a Sino-foreign equity joint venture established pursuant to the laws of the People's Republic of China on Chinese Foreign Equity Joint Ventures ("Ruili"). Ruili is engaged in the business of the manufacture and sale of automobile valves and automobile valve related products.

      Pursuant to the terms of the Agreement, the Company will issue 1,000,000 shares of its Convertible Preferred Stock which will be convertible into an aggregate of approximately 194,305,800 shares of the Common Stock of the Company to the Sellers and/or their designees for their entire interest in Fairford (the "Exchange"). Assuming conversion, on a fully diluted basis, the Sellers and/or their designees will own approximately 97.5% of the Company's issued and outstanding Common Stock after giving effect to the Exchange. The Company's Board of Directors has approved the Agreement.

      The closing date for the Agreement ("the Closing") will be approximately May 3, 2004, subject to the conclusion of the 10-day period (the "10-day Period") that will follow the date on which this Schedule 14(f)-1 was filed with the Commission and transmitted to the Company's stockholders of record. The 10-day Period is expected to conclude as of May 3, 2004.

      The Closing is also subject to the fulfillment and satisfaction of certain terms and conditions including but not limited to the satisfactory due diligence by each party, the receipt by the Company of an opinion of PRC counsel with respect to the legal status including organization, capitalization and regulatory and governmental compliance by both Fairford and Ruili as well an undertaking by the Sellers to comply with Rule 14(c) of the Exchange Act to amend the Company's Articles of Incorporation to increase the number of shares of common stock the Company is authorized to issue; to affect a 1-for-15 reverse stock split; to affect a change in the Company's name to "SORL Auto Parts, Inc." or such other name as management determines and within ten (10) days after the Closing to add independent directors and to create both an audit as well as a compensation committee in order to fulfill corporate governance standards.

      Under the terms of the Agreement, also referred to herein as the "Transaction," and subject to the 10-day Period, the Company will appoint certain of Fairford's management to the Company's Board of Directors and as officers. Concurrently with the Closing, the Company's director and officer will resign his positions and new officers and directors will be appointed.

                                CHANGE IN CONTROL

      As part of the Transaction, following the conclusion of the 10-day Period and the successful Closing of the Transaction, the following changes to the Company's directors and officers will occur:

      o Kevin R. Keating will resign as the Company's President and Chief Financial Officer effective as of the Closing.

      o Mr. Xiao Ping Zhang will be appointed as the Company's Chief Executive Officer as of the Closing.

      o Mr. Xiao Feng Zhang will be appointed as the Company's Chief Operating Officer as of the Closing.


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

      o Mr. Zong Yun Zhou will be appointed as the Company's Chief Financial Officer as of the Closing.

      o Mr. Xiao Ping Zhang, Mr. Xiao Feng Zhang, and Mr. Guang Kang Chang will all be appointed as directors of the Company, subject to the 10-day Period and the successful Closing of the Transaction.

      Concurrently with the Closing, the principal executive offices of the Company will move to No.1169 Yumeng Rd., Ruian Economic Development Zone, Ruian City, Zhejiang Province, People's Republic of China. Its new telephone number will be 86 755664 1103.

      No action is required by our stockholders in connection with the change in management. However, Section 14(f) of the Exchange Act and Rule 14(f)(1) requires us to mail the information set forth in this Information Statement to our stockholders at least 10 days before the date a change in a majority of the Company's directors occurs.

                        INFORMATION REGARDING THE COMPANY

      Please read this Information Statement carefully. It describes the general terms of the Transaction and contains certain biographical and other information concerning the executive officers and directors after the Closing of the Transaction. Additional information about the Agreement will be contained in the Company's Current Report on Form 8-K, which is anticipated to be filed with the Commission regarding the Transaction. All Company filings and exhibits thereto, may be inspected without charge at the public reference section of the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549 or obtained on the Commission's website at www.sec.gov.

                PRINCIPAL STOCKHOLDERS AND HOLDINGS OF MANAGEMENT

      The following table sets forth certain information known to the Company regarding the beneficial ownership of the Common Stock, as of April 19, 2004 (preceding the Closing of the Transaction), by (a) each beneficial owner of more than five percent of the Common Stock; (b) each of the Company's directors; and
(c) all of the Company's directors and executive officers as a group. Except as otherwise indicated, each person has sole voting and investment power with respect to all shares shown as beneficially owned, subject to community property laws where applicable.

----------------------------------------------------------------------------------------------------------------
Title of Class      Name of Beneficial Owner          Amount and Nature of Beneficial Owner   Percent of Class
----------------------------------------------------------------------------------------------------------------
Common Stock        Kevin R. Keating                  410,000 shares; President, Chief                 8.2%
                    936A Beachland Blvd., Suite 13    Financial Officer, Director
                    Vero Beach, FL 32963

----------------------------------------------------------------------------------------------------------------
Common Stock        Keating Reverse Merger Fund, LLC  4,002,700 shares                                80.3%
                    5251 DTC Parkway, Suite 1090
                    Greenwood Village, CO 80111

----------------------------------------------------------------------------------------------------------------
Common Stock        All directors and named           410,000 shares                                   8.2%
                    executive officers as a group
                    (1 person)

----------------------------------------------------------------------------------------------------------------

      The Company believes that all persons have full voting and investment power with respect to the shares. Under the rules of the Commission, a person (or group of persons) is deemed to be a "beneficial owner" of a security if he or she, directly or indirectly, has or shares a power to vote or to direct the voting of such security. Accordingly, more than one person may be deemed to be a beneficial owner of the same security. A person is also deemed to be a beneficial owner of any security, which the person has the right to acquire within 60 days, such as warrants or options to purchase shares of Common Stock.

      The following table sets forth certain information known to the Company regarding the beneficial ownership of the Common Stock, immediately following the closing of the Transaction and assuming issuance of the Company's Convertible Preferred Common Stock and its conversion to Common Stock, subject to the satisfaction of the conditions to Closing, by (a) each beneficial owner of more than five percent of the Common Stock; (b) each of the Company's directors; and (c) all of the Company's directors and executive officers as a group. Except as otherwise indicated, each person has sole voting and investment power with respect to all shares shown as beneficially owned, subject to community property laws where applicable.

------------------------------------------------------------------------------------------------------------
Name and Address of Beneficial Owner          Number of Company   Convertible into Company  Percent of Class
                                               Preferred Shares       Common Shares (2)
------------------------------------------------------------------------------------------------------------
Xiao Ping Zhang (1)                                 701,538                  136,312,992        66.4%
------------------------------------------------------------------------------------------------------------
Xiao Feng Zhang (1)                                  87,692                   17,039,124         8.5%
------------------------------------------------------------------------------------------------------------
Shuping Chi (1)                                      87 692                   17,039,124         8.5%
------------------------------------------------------------------------------------------------------------
Zong Yun Zhou (1)                                         0                            0           0%
------------------------------------------------------------------------------------------------------------
Guang Kang Chang (1)                                      0                            0           0%
------------------------------------------------------------------------------------------------------------
All officers and directors as a group (4)           789,230                  153,352,116        74.9%
------------------------------------------------------------------------------------------------------------

----------
(1) Ruili Industry Area, No. 1169 Yumeng Rd., Ruian Economic Development Zone, Ruian City, Zhejiang Province, People's Republic of China

(2) Assuming conversion of all shares of Convertible Preferred Stock to shares of Common Stock.

      Beneficial ownership is determined in accordance with the rules of the Commission generally includes voting or investment power with respect to securities. In accordance with Commission rules, shares of Common Stock that may be acquired upon exercise of stock options or warrants which are currently exercisable or which become exercisable within 60 days of the date of the table are deemed beneficially owned by the optionees. Subject to community property laws, where applicable, the persons or entities named in the table above have sole voting and investment power with respect to all shares of the Common Stock indicated as beneficially owned by them.

                           DIRECTORS AND EXECUTIVE OFFICERS

      The Company anticipates that, after the closing of the Transaction, there will be certain changes in the composition of directors and executive officers. The new directors will serve as directors through the current term until they are re-elected or new directors are elected pursuant to the Company's certificate of incorporation, by-laws and applicable law.

      The following tables set forth information regarding the Company's current executive officers and directors and the proposed executive officers and directors of the Company:

Current Executive Officers and Directors:

--------------------------------------------------------------------------------
Name                     Age  Position
--------------------------------------------------------------------------------
Kevin R. Keating         64   Chief Executive Officer, Chief Financial Officer
                              and Director
--------------------------------------------------------------------------------

Proposed Executive Officers and Board of Directors after the Conclusion of the 10-day Period and the Closing:

--------------------------------------------------------------------------------
Name                             Age    Position
--------------------------------------------------------------------------------
Xiao Ping Zhang                   42    Chairman of the Board, CEO
--------------------------------------------------------------------------------
Xiao Feng Zhang                   37    Chief Operating Officer and Director
--------------------------------------------------------------------------------
Zong Yun Zhou                     50    Chief Financial Officer
--------------------------------------------------------------------------------
Guang Kang Chang                  39    Director
--------------------------------------------------------------------------------

Xiao Ping Zhang - Chairman of the Board of Directors and CEO
     January 1990 to March 2004 - Chairman of Ruili Group Corporation, Ltd. March 2004 to Present - Chairman and CEO - Fairford Holdings, Ltd.

Xiao Feng Zhang - Chief Operating Officer and Director
     January 1990 to March 2004 - Vice President of Sales, Ruili Group
      Corporation, Ltd. March 2004 to Present - Chief Operating Officer - Fairford Holdings, Ltd.

Zong Yun Zhou - Chief Financial Officer
      January 1996 to April 2002 - Head of Auditing Department of Anhui Province, P.R. China. April 2002 to March 2004 - Chief Financial Officer of Shanghai Huhao Autoparts Manufacturing Company Limited, a joint venture between Ruili Group Corporation, Ltd. and Shanghai Auto Group. March 2004 to Present - Chief Financial Officer - Fairford Holdings, Ltd.

Guang Kang Chang- Director
      January 1998 to Present - General Manager of Tanwan Taipei JieXiangHao Enterprise Company Limited

Committees

      The Company has no standing audit, nominating or compensation committee of the Board but, within ten (10) days of the Closing of the Transaction, has undertaken to form such committees.

             SECTION 16(A) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

      Section 16(a) of the Exchange Act requires the Company's officers, directors, and persons who beneficially own more than 10% of the Common Stock to file reports of ownership and changes in ownership with the Commission. These reporting persons also are required to furnish the Company with copies of all
Section 16(a) forms they file. Based solely on the Company's review of these reports or written representations from certain reporting persons, the Company believes that during the fiscal year ended January 31, 2004, all filing requirements applicable to the Company's officers, directors, greater-than-ten-percent beneficial owners and other persons subject to Section 16(a) of the Exchange Act were met.

                             EXECUTIVE COMPENSATION

      During the period from November 2003 to the year ended January 31, 2004, Mr. Keating received no compensation in connection with his services to the Company. Please refer to the Company's filing pursuant to Section 14(f) dated November 24, 2003 for information regarding compensation paid to former officers and directors.

      Compensation of Directors. Our directors are not paid cash compensation.

      Stock Option Grants. No stock options were granted to any of the Company's directors and officers during the Company's most recent fiscal year ended January 31, 2004.

      Outstanding Stock Options. The Company has no stock option plan in place, nor has the Company granted any stock options or has any outstanding stock options. Accordingly, the Company's officers and directors do not hold any options to purchase shares of Common Stock.

      Compensation of Directors. The Company's directors do not receive cash compensation for their services as directors or members of committees of the Board.

                                LEGAL PROCEEDINGS

      The Company is not aware of any legal proceedings in which purchasers, any director, officer, or any owner of record or beneficial owner of more than five percent of any class of voting securities of the Company, or any affiliate of purchaser, or of any such director, officer, affiliate of the Company, or security holder, is a party adverse to Company or has a material interest adverse to the Company.

                                   SIGNATURES

      In accordance with Section 13 or 15(d) of the Exchange Act, the Company caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                        THE ENCHANTED VILLAGE, INC.


                                        By: /s/ Kevin R. Keating
                                           -------------------------------------
                                           Kevin R. Keating
                                           President and Sole Director


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